Thomas S. Timko Vice President, Controller, & CAO	General Motors Company M/C 482-C34-D71 300 Renaissance Center Detroit, MI 48265 313-667-3434

October 17, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Andrew Mew
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    General Motors Company
Form 8-K dated July 21, 2016
Filed July 21, 2016
File No. 001-34960

Dear Mr. Mew:

This letter from General Motors Company (the “Company” or “GM”) is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 28, 2016, relating to the Company’s Form 8-K dated July 21, 2016 (File No. 001-34960) filed with the Commission on July 21, 2016 (the “Form 8-K”).

We appreciated the opportunity to discuss the comments raised in your letter with your staff during our conference call on Tuesday, October 4, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 8-K dated July 21, 2016

Exhibit 99.1

1.
In your next earnings release, please provide a more substantive and concise discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter.

The Company will revise its disclosures prospectively to provide more substantive and concise discussion as to why each of our non-GAAP measures is useful to investors. Set forth below is how the Company will enhance its disclosure in future filings.

Our non-GAAP measures include earnings before interest and taxes adjusted for special items, presented net of noncontrolling interests (EBIT-adjusted), earnings per share (EPS)-diluted-adjusted, return on invested capital-adjusted (ROIC-adjusted) and adjusted automotive free cash flow. GM's calculation of these non-GAAP measures may not be comparable to similarly titled measures of other companies due to potential differences between companies in the method of calculation. As a result the use of these non-GAAP measures has limitations and should not be considered superior to, in isolation from, or as a substitute for, related U.S. GAAP measures. These non-GAAP measures have not been audited or reviewed by General Motors Company's (GM) independent auditors.

These non-GAAP measures allow management and investors to view operating trends, perform analytical comparisons and benchmark performance between periods and among geographic regions to understand operating performance without regard to items we do not consider a component of our core operating performance. Furthermore, these non-GAAP measures allow investors the opportunity to measure and monitor our performance against our externally communicated targets and evaluate the investment decisions being made by management to improve ROIC-adjusted. Management uses these measures in its financial, investment and operational decision-making processes, for internal reporting and as part of its forecasting and budgeting processes. Further, our Board of Directors uses these and other measures as key metrics to determine management performance under our performance-based compensation plans. For these reasons we believe these non-GAAP measures are useful for our investors.

EBIT-adjusted is used by management and can be used by investors to review GM's consolidated operating results because it excludes automotive interest income, automotive interest expense and income taxes as well as certain additional adjustments that are not considered part of our core operations. Examples of adjustments to EBIT include but are not limited to impairment charges related to goodwill, impairment charges on long-lived assets and other exit costs resulting from strategic shifts in our operations or discrete market and business conditions; costs arising from the ignition switch recall and related legal matters; and certain currency devaluations associated with hyperinflationary economies. For EBIT-adjusted and our other non-GAAP measures, once we have made an adjustment in the current period for an item, we will also adjust the related non-GAAP measure in any future periods in which there is an impact from the item.

EPS-diluted-adjusted is used by management and can be used by investors to review GM's consolidated diluted earnings per share results on a consistent basis. EPS-diluted-adjusted is calculated as net income attributable to common stockholders-diluted less certain adjustments noted above for EBIT-adjusted and gains or losses on the extinguishment of debt obligations on an after-tax basis as well as certain income tax adjustments divided by weighted-average common shares outstanding-diluted. Examples of income tax adjustments include the establishment or reversal of significant deferred tax asset valuation allowances.

ROIC-adjusted is used by management and can be used by investors to review GM’s investment and capital allocation decisions. GM defines ROIC-adjusted as EBIT-adjusted for the trailing four quarters divided by average net assets, which is considered to be the average equity balances adjusted for average automotive debt and interest liabilities, exclusive of capital leases; average automotive net pension & OPEB liabilities; and average automotive net income tax assets during the same period.

Adjusted automotive free cash flow is used by management and can be used by investors to review the liquidity of GM's automotive operations and to measure and monitor our performance against our capital allocation framework and evaluate our automotive liquidity against the substantial cash requirements of our automotive operations. GM measures adjusted automotive free cash flow as automotive cash flow from operations less capital expenditures adjusted for management actions, primarily related to strengthening its balance sheet, such as prepayments of debt and discretionary contributions to employee benefit plans.

2.
Please revise your next earnings release to (a) provide at least an equally prominent descriptive characterization of your GAAP measures when describing your non-GAAP measures (e.g., “record EBIT”); and (b) begin your reconciliations with GAAP results rather than non-GAAP results. See

Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to subpart (a) of the Staff’s comment, the Company acknowledges that the Compliance and Disclosures Interpretation (“CDI”) 102.10 as revised on May 17, 2016, states that it is generally not appropriate to characterize a non-GAAP measure without at least an equally prominent descriptive characterization of the comparable GAAP measure.

The Company carefully considered the CDI when preparing the earnings release and, respectfully, believes that the earnings release includes equally prominent descriptive characterizations for both GAAP and our non-GAAP measures. The headline of the earnings release contained only GAAP measures, and the highlights began with a characterization of GAAP EPS diluted. Moreover, the first paragraph of the earnings release contained only GAAP measures, and the first two sentences of the release prominently characterized those measures as “strong”.

With respect to the Staff’s comment, when we use a descriptive characterization to describe the non-GAAP measure (e.g., “record EBIT”) in the highlights of the earnings release we will provide a descriptive characterization (e.g., “strong” or “record”, as appropriate) to describe the GAAP measure highlighted in the headline in future filings.

In prospective earnings releases, we will continue to balance our characterization of GAAP and non-GAAP measures to ensure equal or greater prominence of the GAAP measure.

With respect to subpart (b) of the Staff’s comment, the Company will provide reconciliations that begin with GAAP results rather than non-GAAP results in all future filings.

3.	Please quantify significant components of “special items” in the narrative discussion of those adjustments.

In response to the Staff’s comment, the Company will quantify the significant components of “special items” in its narrative discussion in future filings. Set forth below is an example of how the Company will enhance its disclosure of the significant components of “special items” in future disclosures. Although not addressed in your comment, we also believe it is important to provide disclosure regarding “why” an item is considered a special item. We have included in our response to this comment this enhanced disclosure.

The following table reconciles segment profit (loss) to Net income attributable to common stockholders (dollars in millions):

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Operating segments
GM North America (GMNA)	$3,647	$2,780	$5,943	$4,962
GM Europe (GME)	137	(45)	131	(284)
GM International Operations (GMIO)	169	349	548	720
GM South America (GMSA)	(121)	(144)	(188)	(358)
General Motors Financial Company, Inc. (GM Financial)(a)	266	225	491	439
Total operating segments(b)	4,098	3,165	6,925	5,479
Corporate and eliminations	(151)	(294)	(323)	(526)
EBIT-adjusted	3,947	2,871	6,602	4,953
Special items
Ignition switch recall and related legal matters(c)	(115)	(75)	(175)	(225)
Thailand asset impairment(d)	—	(297)	—	(297)
Venezuelan currency devaluation and asset impairment(e)	—	(720)	—	(720)
Russia exit(f)	—	(17)	—	(443)
Other	—	(1)	—	28
Total special items	(115)	(1,110)	(175)	(1,657)
Automotive interest income	52	41	96	90
Automotive interest expense	(147)	(108)	(274)	(218)
Income tax expense	(871)	(577)	(1,430)	(1,106)
Net income attributable to common stockholders	$2,866	$1,117	$4,819	$2,062
__________

(a)	GM Financial amounts represent earnings before income taxes-adjusted.

(b)	GM's automotive operations' interest income and interest expense are recorded centrally in Corporate.

(c)
These items were excluded because of the unique events associated with the ignition switch recall. These events included the creation of the ignition switch recall compensation program, as well as various investigations, inquiries, and complaints from various constituents.

(d)	This item was excluded because of the significant restructuring of our Thailand operations and the strategic actions taken to focus on the production of pick-up trucks and SUVs.

(e)
These items were excluded because of the devaluation of the Venezuela Bolivar Fuerte (BsF), our inability to transact at the Complementary System of Foreign Currency (SICAD) rate to obtain U.S. Dollars and the market restrictions imposed by the Venezuelan government.

(f)	These items were excluded because of our decision to exit the Russia market as a result of a strategic shift in our operations.

4.	Please retitle return on invested capital (ROIC) to make clear that it is calculated on an adjusted basis using EBIT-adjusted rather than net income in your next earnings release.

In response to the Staff’s comment, the Company will retitle return on invested capital (ROIC) to return on invested capital-adjusted (ROIC-adjusted) in future filings to make it clear that it is calculated on an adjusted basis using EBIT-adjusted rather than net income.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 667-3434.

Very Truly Yours,

/s/ THOMAS S. TIMKO
Thomas S. Timko Vice President, Controller and Chief Accounting Officer